EXHIBIT 4.2

Execution Copy

FIRST AMENDMENT TO NOTE PURCHASE AND PRIVATE SHELF AGREEMENT AND WAIVER

This First Amendment and Waiver dated as of March 15, 2012 (this “First Amendment”) to the Note Purchase and Private Shelf Agreement dated as of August 12, 2010 (the “Note Agreement”) is between Modine Manufacturing Company, a Wisconsin corporation (the “Company”), Prudential Investment Management, Inc. (“Prudential”) and each holder of the Notes (collectively, the “Noteholders”).

RECITALS:

A.          The Company, Prudential and the Noteholders are parties to the Note Agreement pursuant to which the Notes (as defined therein) are outstanding.

B.           The Company has informed the Noteholders that Events of Default have occurred (i) under Section 11(e) of the Note Agreement as a result of the Company’s making an incorrect representation as of the Series A Closing Day in Section 5.12(b) of the Note Agreement as to the amount of underfunded liabilities with respect to the Plans and (ii) under Section 11(f)(ii) of the Note Agreement as a result of the Company’s inadvertent default under Section 7.11 of the Credit Agreement with respect to Underfunded Liabilities (as defined in the Credit Agreement and as in effect prior to the effectiveness of the waiver and amendment to the Credit Agreement described in Section 4(b) below) (collectively, the “Existing Events of Default”)

C.          The Company has requested that Prudential and the Noteholders agree to waive the Existing Events of Default.  The Company has also requested that Prudential and the Noteholders agree to certain amendments to the Note Agreement as set forth below.

D.          Subject to the terms and conditions set forth herein, the Noteholders are willing to waive the Existing Events of Default and amend the Note Agreement in the respects, but only in the respects, set forth in this First Amendment.

E.           Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Agreement, as amended hereby, unless herein defined or the context shall otherwise require.

F.           All requirements of law have been fully complied with and all other acts and things necessary to make this First Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Noteholders do hereby agree as follows:

SECTION 1.	AMENDMENTS.

Effective as of the Effective Date (as defined in Section 4 hereof), the Company and the Noteholders agree that the Note Agreement is amended as follows:

1.1         The parenthetical phrase “(except as otherwise disclosed in Schedule 5.4)” at the end of Section 5.4(b) of the Note Agreement is amended and restated in its entirety to read as follows:

“(except as otherwise disclosed in Schedule 5.4 and Liens created pursuant to the Collateral Documents)”

1.2         Section 5.12(b) of the Note Agreement is amended and restated in its entirety to read as follows and a new Section 5.12(f) is added the Note Agreement to read as follows:

  “(b)      No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.  Each Plan complies in all material respects with all applicable requirements of law and regulations, neither the Borrower nor any other member of the Controlled Group has withdrawn from any Plan or initiated steps to do so, and no steps have been taken to reorganize or terminate any Plan.

  (f)         Each Foreign Subsidiary of the Company:  (i) has fulfilled its funding obligations under any and all applicable laws, regulations and similar requirements of governmental authorities with respect to each employee benefit or pension plan; (ii) is in compliance in all material respects with the presently applicable provisions of such laws, regulations and requirements; and (iii) except as disclosed in the financial statements referred to in Section 5.5, has not incurred any material liability, indebtedness or obligation under or in connection with any employee benefit or pension plan.”

1.3         Section 7.1(e) of the Note Agreement is amended and restated in its entirety to read as follows:

  “(e) ERISA Matters – promptly after becoming aware thereof, notice of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Company and its Subsidiaries in an aggregate amount exceeding $5,000,000;”

1.4         Section 7.2 of the Note Agreement is amended by amending and restating the introductory clause thereof to read as follows:

  “Section 7.2  Officer’s Certificate.  Within 90 days after the close of each of its Fiscal Years and within 45 days after the close of the first three quarterly periods of each of its Fiscal Years, the Company shall deliver to Prudential and each holder of Notes that is an Institutional Investor a certificate of a Senior Financial Officer setting forth:”

1.5         Section 10.2 of the Note Agreement is amended and restated in its entirety to read as follows:

  “Section 10.2.Limitations on Debt.  The Company will not, nor will it permit any Subsidiary to, create, incur or suffer to exist any Debt, except:

  (a)         the Notes;

  (b)        Debt outstanding under a new credit facility pursuant to Section 2.28(b) of the Credit Agreement; provided that (1) the aggregate principal amount of the Debt thereunder shall not at any time exceed (A) $50,000,000 less (B) the aggregate principal amount of the Debt outstanding under Section 10.2(c)(ii), (2) all lenders under such new credit facility shall be or have become Secured Parties under the Intercreditor Agreement with respect to such Debt and all guaranties thereof and collateral securing such Debt, and otherwise in form and substance satisfactory to the holders of the Notes, and (3) the holders of the Notes shall have received copies of the documents evidencing such new credit facility;

  (c)        the Loans and the Reimbursement Obligations (each as defined in the Credit Agreement as in effect on the Series A Closing Day); provided that the aggregate principal amount of the Debt thereunder shall not at any time exceed (i) $145,000,000 plus (ii) additional Debt incurred under the Credit Agreement pursuant to an increase in the commitments under Section 2.28(a) of the Credit Agreement; provided that with respect to any increase under this clause (ii) (1) the aggregate principal amount of such additional Debt shall not at any time exceed (A) $50,000,000 less (B) the aggregate principal amount of the Debt outstanding under Section 10.2(b), and (2) the holders of the Notes shall have received copies of the documents evidencing such increase;

  (d)        intercompany Debt among the Company and its Subsidiaries to the extent permitted under Section 10.12, provided that any such Debt owing by the Company or any Subsidiary Guarantor to any Subsidiary (other than a Subsidiary Guarantor) are evidenced by documents satisfactory to the Required Holders and are subordinated to all Secured Obligations on terms and by agreements satisfactory to the Required Holders (which terms shall permit scheduled principal and interest payments so long as no Default or Event of Default exists at the time of, or would be caused by, any such payment and the Leverage Ratio immediately before and after giving effect to any such payment the Leverage Ratio is 3.0:1.0 or less);

  (e)         Receivables/Factoring/SCF Indebtedness not to exceed $100,000,000 in aggregate principal amount outstanding at any time, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

  (f)         Subordinated Debt, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Subordinated Debt;

   (g)        Debt assumed in connection with a Permitted Acquisition; and

  (h)        Debt of Foreign Subsidiaries, provided that (i) the aggregate outstanding amount of all Debt of all Foreign Subsidiaries (excluding any Debt permitted under any other subsection of this Section 10.2, Swap Contracts, and Banking Services Obligations (as such term is defined in the Credit Agreement as in effect on March 15, 2012)) shall not at any time exceed $100,000,000, and (ii) no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Indebtedness.

Notwithstanding anything herein to the contrary, the Company will not permit the aggregate principal amount of the Debt of all Foreign Subsidiaries under clauses (b) and (c) of this Section 10.2 to exceed at any time $75,000,000.”

1.6         Section 10.5 of the Note Agreement is amended by amending and restating clause (b)(iv) thereof to read as follows:

  “(iv)      (A) any transfer of assets pursuant to an Investment permitted under Section 10.12, and (B) any transfer of the ownership of the Capital Stock of any Domestic Subsidiary to the Company or to a Domestic Subsidiary that is a Wholly-owned Subsidiary and any transfer of the ownership of the Capital Stock of any Foreign Subsidiary to the Company or to any Subsidiary that is a Wholly-owned Subsidiary; provided that with respect to any such transfer ownership of Capital Stock, the Company shall comply with Section 9.9 hereof and no Default or Event of Default exists or would be caused thereby;”

1.7         Section 10.11(f) of the Note Agreement is amended by replacing the reference to “$50,000,000” therein with “$100,000,000”.

1.8         Section 10.12(b) of the Note Agreement is amended by adding the word “such” before the word “Investments” in the third line thereof.

1.9         Section 10.18 of the Note Agreement is amended and restated in its entirety to read as follows:

  “Section 10.18.  Sale of Accounts.  The Company will not, nor will it permit any Subsidiary to, sell or otherwise dispose of any notes receivable or accounts receivable, with or without recourse, except the (a) sale or assignment of accounts for collection purposes in the ordinary course of business, and (b) sale or assignment of trade notes receivable or accounts receivable in connection with any Permitted Factoring, any Qualified Receivables Transactions or any Supply Chain Finance Program to the extent the aggregate amount of Indebtedness thereunder is permitted under Section 10.2.”

1.10       Section 11(j) of the Note Agreement is amended and restated in its entirety to read as follows:

  “(j)    An ERISA Event shall have occurred that, in the opinion of the Required Holders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding (i) $10,000,000 in any Fiscal Year or (ii) $20,000,000 in the aggregate from and after March 31, 2011; or”

1.11       Schedule 5.4 to the Note Agreement is amended and restated in its entirety to read as set forth on Schedule 5.4 attached hereto.

1.12       Schedule B to the Note Agreement is amended by adding, or amending and restating, as applicable, the following definitions to read as follows:

  “ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) failure to meet the minimum funding standard of Section 412 of the Code with respect to a Plan (whether or not waived in accordance with Section 412(c) of the Code) or the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Company or any of its ERISA Affiliates of any unfunded liability under Title IV of ERISA with respect to the termination of any Plan; (e) a determination that any Plan is in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (f) the receipt by the Company or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention by the PBGC to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (g) the incurrence by the Company or any of its ERISA Affiliates of any liability that is not eliminated by the application of Section 4208(e) or 4209 of ERISA with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (h) the receipt by the Company or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Company or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability (as defined in ERISA) that is not eliminated by the application of Section 4208(e) or 4209 of ERISA, or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA, or is in endangered or critical status, within the meaning of Section 305 of ERISA; (i) the imposition of liability on Borrower or any of its ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA, or by reason of the application of Section 4212(c) of ERISA; or (j) the imposition of a Lien pursuant to Section 430(k) of the Code or pursuant to ERISA with respect to any Plan.

  “First Amendment” means the First Amendment to this Agreement dated March 15, 2012.

  “First Amendment Effective Date” means the date the First Amendment is effective.

  “Off-Balance Sheet Liability” of a Person means (i) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (ii) any liability under any Sale and Leaseback Transaction that is not a Capital Lease or Synthetic Lease, but excluding from this clause (ii) all such Sale and Leaseback Transactions existing as of the Series A Closing Day where the liability is less than $10,000,000 in the aggregate and such Sale and Leaseback Transactions entered into after the Series A Closing Day where the liability is less than $50,000,000 in the aggregate (in each case as determined by aggregating the present value, applying an appropriate discount rate from the date on which each fixed lease payment is due under such lease to such date of determination), (iii) any liability under any Synthetic Leases entered into by such Person, or (iv) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheets of such Person, but excluding from this clause (iv) Operating Leases, but including without limitation, any factoring of, or similar arrangements with respect to, receivables or similar obligations sold by or pursuant to factoring or similar agreements.  The amount of any Off-Balance Sheet Liability  will be determined based on the amount of obligations outstanding under the legal documents entered into as part of transaction that would be characterized as principal if such transaction were structured as a secured lending transaction.

  “Permitted Factoring” means a factoring or similar sale of accounts receivable and related rights and property on a non-recourse basis by a Foreign Subsidiary in the ordinary course of business which is not entered into in connection with or as part of a Qualified Receivables Transaction or Supply Chain Finance Program.

  “Receivables/Factoring/SCF Indebtedness” means (i) all Receivables Transaction Attributed Indebtedness, (ii) Supply Chain Finance Outstanding Obligations, and (iii) Off-Balance Sheet Liabilities under all Permitted Factoring.

  “Receivables Transaction Attributed Indebtedness” means the aggregate amount of obligations outstanding under the legal documentation entered into as part of any Qualified Receivables Transaction on any date of determination that would be characterized as principal if such Qualified Receivables Transaction were structured as a secured lending transaction rather than as a purchase.

  “Restructuring Charges” means certain cash charges related to any restructuring program of the Company and its Subsidiaries subject to the following limitations:

  (a)        such charges specifically relate to the following categories of expense incurred in connection with any such restructuring: severance and related benefits; contractual salary continuation with respect to terminated employees, retained restructuring consulting; equipment transfer (including shipping and related expense, product validation incurred to validate receiving plant capability, and receiving plant physical modifications required to accept transferred product); employee outplacement; environmental services; and employee insurance and benefits continuation; and

  (b)        the aggregate amount of all Restructuring Charges shall not exceed (i) $20,000,000 in any Fiscal Year or (ii) $40,000,000 for all times after December 31, 2011.

  “Supply Chain Finance Outstanding Obligations” means, at any time, (i) the aggregate amount of all trade receivables that would then be owing to the Company and/or its Subsidiaries by sponsors of Supply Chain Finance Programs, if the Company and its Subsidiaries were not participating in such Supply Chain Finance Programs, minus (ii) the aggregate amount of all trade receivables then owing to the Company and/or its Subsidiaries by such sponsors of Supply Chain Finance Programs, that have not been transferred under such Supply Chain Financing Programs.

  “Supply Chain Finance Program” means each supply chain financing or similar program established by customers of the Company and its Subsidiaries, pursuant to which the Company and its Subsidiaries may sell trade receivables and the rights directly related thereto (or sell negotiable instruments or other rights created to represent the obligations owing pursuant to a trade receivable or enter into any other form of transaction with the intent of improving liquidity with respect to trade receivables) owing by such customer to the Company and its Subsidiaries, in the ordinary course of business.

SECTION 2.	WAIVER.

Effective as of the Effective Date (as defined in Section 4 hereof), the Noteholders waive the Existing Events of Default.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

To induce Prudential and the Noteholders to execute and deliver this First Amendment (which representations shall survive the execution and delivery of this First Amendment), the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that:

  (a)        this First Amendment has been duly authorized, executed and delivered by it and this First Amendment constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;

  (b)        the Note Agreement, as amended by this First Amendment, constitutes the legal, valid and binding obligations, contracts and agreements of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;

  (c)        the execution, delivery and performance by the Company of this First Amendment (i) has been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A)(1) violate any provision of law, statute, rule or regulation or its certificate of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any indenture, agreement or other instrument to which it is a party or by which its properties or assets are or may be bound, including without limitation the Credit Agreement, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under, or require any consent or approval under, any indenture, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 3(c);

  (d)        after giving effect to the waiver and amendments to the Note Agreement contained in this First Amendment and to the waiver and amendment to the Credit Agreement described in Section 4(b) below, all the representations and warranties contained in Section 5 of the Note Agreement and in the other Transaction Documents are true and correct in all material respects with the same force and effect as if made by the Company and the Subsidiary Guarantors on and as of the date hereof;

  (e)        after giving effect to the waiver and amendments to the Note Agreement contained in this First Amendment and to the waiver and amendment to the Credit Agreement described in Section 4(b) below, no Default or Event of Default shall be in existence;

  (f)        complete and correct copies of the waiver and amendment to the Credit Agreement referred to in Section 4(b) below, and all agreements and documents executed in connection therewith have been delivered to the Noteholders and are attached hereto as Exhibit A, and such waiver and amendments and other agreements and documents are being executed simultaneously herewith;

  (g)        neither the Company nor any of its Subsidiaries has paid or agreed to pay, and neither the Company nor any of its Subsidiaries will pay or agree to pay, any fees or other consideration for the waiver and amendments described in Section 4(b) below, other than out-of-pocket costs and expenses as set forth in or required pursuant to such waiver and amendments; and

  (h)        any and all disclosures by the Company or any of its Subsidiaries regarding the funding status of any Plan have consistently and accurately been made in the Company’s financial statements in accordance with GAAP.

SECTION 4.	CONDITIONS TO EFFECTIVENESS.

This First Amendment shall not become effective until, and shall become effective on the date (the “Effective Date”) when, each and every one of the following conditions shall have been satisfied:

  (a)        Executed counterparts of this First Amendment, duly executed by the Company, the Subsidiary Guarantors, Prudential and the Noteholders, shall have been delivered to Prudential and the Noteholders;

  (b)        The Noteholders shall have received an waiver and amendment to the Credit Agreement and all agreements and documents executed in connection therewith, and such waiver and amendment and other agreements and documents shall be executed simultaneously herewith, shall be satisfactory to the Required Holders and shall become effective simultaneously with this First Amendment;

  (c)        The representations and warranties of the Company set forth in Section 3 hereof shall be true and correct on the date of the effectiveness of this First Amendment; and

  (d)        All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

SECTION 5.	EXPENSES.

The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by any Noteholder, all reasonable out-of-pocket costs and expenses, including attorneys’ fees and expenses, incurred by any Noteholder in connection with this First Amendment or the transactions contemplated hereby, in enforcing any rights under this First Amendment, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this First Amendment or the transactions contemplated hereby.  The obligations of the Company under this Section 5 shall survive transfer by any Noteholder of any Note and payment of any Note.

SECTION 6.	REAFFIRMATION.

Each Subsidiary Guarantor hereby consents to the terms and conditions of this First Amendment, including without limitation all covenants, representations and warranties, releases, indemnifications, and all other terms and provisions hereof, and the consummation of the transactions contemplated hereby, and acknowledges that its Guaranty under the Subsidiary Guaranty and its obligations under all other Transaction Documents to which it is a party remain in full force and effect and is hereby ratified and confirmed in all respects.

SECTION 7.	MISCELLANEOUS.

7.1         This First Amendment shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this First Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.  The Company and the Subsidiary Guarantors acknowledge and agree that no holder is under any duty or obligation of any kind or nature whatsoever to grant the Company any additional amendments or waivers of any type, whether or not under similar circumstances, and no course of dealing or course of performance shall be deemed to have occurred as a result of the waiver and amendments herein.

7.2         Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this First Amendment may refer to the Note Agreement without making specific reference to this First Amendment but nevertheless all such references shall include this First Amendment unless the context otherwise requires.

7.3         The Company and each Subsidiary Guarantor represents and warrants that it is not aware of any claims or causes of action against any Noteholder or any of their respective affiliates, successors or assigns, and that it has no defenses, offsets or counterclaims with respect to the Note Agreement, the Notes or any of the other Transaction Documents.  Notwithstanding this representation and as further consideration for the agreements and understandings herein, the Company, on behalf of itself and its Subsidiaries, employees, agents, executors, heirs, successors and assigns (the "Releasing Parties"), hereby releases each Noteholder and their respective predecessors, officers, directors, employees, agents, attorneys, affiliates, subsidiaries, successors and assigns (the "Released Parties"), from any liability, claim, right or cause of action which now exists or hereafter arises as a result of acts, omissions or events occurring on or prior to the date hereof, whether known or unknown, including but not limited to claims arising from or in any way related to this First Amendment, the Note Agreement and the other Transaction Documents, all transactions relating to this First Amendment, the Note Agreement or any of the other Transaction Documents or the business relationship among, or any other transactions or dealings among the Releasing Parties or any of them and the Released Parties or any of them.

7.4         The Company acknowledges and agrees that each Noteholder has fully performed all of its obligations under the Note Agreement and the other Transaction Documents as of the date hereof, and that all actions taken by such Noteholder are reasonable and appropriate under the circumstances and within their rights under the Note Agreement and the other Transaction Documents.  Nothing contained in this First Amendment shall be deemed to create a partnership, joint venture or agency relationship of any nature between the Company, its Subsidiaries, and the Noteholders.  The Company, its Subsidiaries, and the Noteholders agree that notwithstanding the provisions of this First Amendment, each of the Company and its Subsidiaries remain in control of their respective business operations and determine the business plans (including employment, management and operating directions) for its business.

7.5         The descriptive headings of the various Sections or parts of this First Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

7.6         This First Amendment shall be governed by and construed in accordance with New York law.

7.7         The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this First Amendment may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

* * * * *

MODINE MANUFACTURING COMPANY

By:	/s/ Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	Vice President, Finance and Chief Financial Officer

MODINE, INC.

By:	/s/ William K. Langan
Name:	William K. Langan
Title:	President

MODINE LLC
By: Modine, Inc., its sole member

By:	/s/ William K. Langan
Name:	William K. Langan
Title:	President

ACCEPTED AND AGREED TO:

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By:  /Prudential Investment Management, Inc./
Vice President

THE PRUDENTIAL INSURANCE COMPANY
  OF AMERICA

By:      /The Prudential Insurance Company of America/
Title:   Vice President

PRUDENTIAL RETIREMENT INSURANCE
  AND ANNUITY COMPANY

By:      Prudential Investment Management, Inc.,
as investment manager

By:      /Prudential Retirement Insurance and Annuity Company/
Title:   Vice President

EXHIBIT A

AMENDMENT TO CREDIT AGREEMENT

(see attached)

SCHEDULE 5.4

SUBSIDIARIES

Subsidiaries of the Company

The table below indicates each of the Company's subsidiaries, each subsidiary's jurisdiction of incorporation, and the percentage of its voting securities owned by the Company or its subsidiaries.

Subsidiaries	State or country of incorporation or organization	% of voting securities	Owned by

Modine, Inc.	Delaware	100%	Company
Modine ECD, Inc.	Pennsylvania	100%	Company
Modine Holding GmbH	Germany	100%	Company
Modine Jackson, Inc.	Delaware	100%	Company
Modine Japan K.K.	Japan	100%	Company
Modine Thermal Systems Korea, LLC	Korea	100%	Company
Modine Manufacturing Company Foundation, Inc.	Wisconsin	100%	Company
Modine Thermal Systems (Changzhou) Company Ltd.	China	100%	Company
Modine Thermal Systems (Shanghai) Company Ltd.	China	100%	Company
Modine Thermal Systems Private Limited	India	99%	Company (1)
Modine UK Dollar Limited	UK	100%	Company
Airedale International Air Conditioning Limited	UK	100%	Modine UK Dollar Limited
Airedale Group Limited	UK	100%	Airedale International Air Conditioning Limited
Airedale Sheet Metal Limited	UK	100%	Airedale International Air Conditioning Limited
Airedale Compact Systems Limited	UK	100%	Airedale International Air Conditioning Limited
AIAC Air Conditioning SA (Pty) Limited	South Africa	100%	Airedale International Air Conditioning Limited
Modine LLC	Delaware	100%	Modine, Inc.
Modine do Brasil Sistemas Termicos Ltda.	Brazil	99.9%	Modine, Inc. (2)
Modine Transferencia de Calor, S.A. de C.V.	Mexico	99.6%	Modine, Inc. (2)
Modine Austria Holding GmbH	Austria	100%	Modine Holding GmbH
Modine Austria Ges.m.b.H.	Austria	100%	Modine Austria Holding GmbH
Modine Austria Immobilien GmbH	Austria	100%	Modine Austria Ges.m.b.H.
Thermacore Korea, Ltd.	Korea	100%	Modine ECD, Inc.
Modine Pliezhausen GmbH	Germany	100%	Modine Holding GmbH
Modine Europe GmbH	Germany	100%	Modine Holding GmbH
Modine RUS Limited Liability Company	Russia	99%	Modine Holding GmbH (3)
Modine Grundstucksverwaltungs GmbH	Germany	100%	Modine Holding GmbH
Modine Kirchentellinsfurt GmbH	Germany	100%	Modine Holding GmbH
Modine Wackersdorf GmbH	Germany	100%	Modine Holding GmbH
Modine Neuenkirchen GmbH	Germany	100%	Modine Holding GmbH
Modine Hungaria Gep. Kft.	Hungary	99%	Modine Holding GmbH (3)
Modine Pontevico S.r.l.	Italy	100%	Modine Holding GmbH
Modine Uden B.V.	Netherlands	100%	Modine Holding GmbH

(1) Balance of voting securities held by Modine, Inc.
(2) Balance of voting securities held by the Company
(3) Balance of voting securities held by Modine Europe GmbH